Filed Pursuant to Rule 424(b)(3)
Registration No. 333-147414

SUPPLEMENT NO. 16 DATED DECEMBER 2, 2010

TO PROSPECTUS DATED SEPTEMBER 21, 2009

APPLE REIT NINE, INC.

The following information supplements the prospectus of Apple REIT Nine, Inc. dated September 21, 2009 and is part of the prospectus. This Supplement updates the information presented in the prospectus. Prospective investors should carefully review the prospectus, Supplement No. 14 (which is cumulative and replaces all prior Supplements), Supplement No. 15 and this Supplement No. 16.

Certain forward-looking statements are included in the prospectus and this supplement. These forward-looking statements may involve our plans and objectives for future operations, including future growth and availability of funds. These forward-looking statements are based on current expectations, which are subject to numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, the continuation of our offering of Units, future economic, competitive and market conditions and future business decisions, together with local, national and international events (including, without limitation, acts of terrorism or war, and their direct and indirect effects on travel and the economy). All of these matters are difficult or impossible to predict accurately and many of them are beyond our control. Although we believe the assumptions relating to the forward-looking statements, and the statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.

“Courtyard by Marriott,” “Fairfield Inn,” “Fairfield Inn & Suites,” “TownePlace Suites,” “Marriott,” “SpringHill Suites” and “Residence Inn” are each a registered trademark of Marriott International, Inc. or one of its affiliates. All references below to “Marriott” mean Marriott International, Inc. and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Marriott is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Marriott’s relationship with Apple REIT Nine, Inc., or otherwise. Marriott is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Nine, Inc. and receives no proceeds from the offering. Marriott has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Marriott of any franchise or other rights to Apple REIT Nine, Inc. shall not be construed as any expression of approval or disapproval. Marriott has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

“Hampton Inn,” “Hampton Inn & Suites,” “Homewood Suites,” “Embassy Suites,” “Hilton Garden Inn” and “Home2 by Hilton” are each a registered trademark of Hilton Worldwide or one of its affiliates. All references below to “Hilton” mean Hilton Worldwide and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Hilton is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Hilton’s relationship with Apple REIT Nine, Inc., or otherwise. Hilton is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Nine, Inc. and receives no proceeds from the offering. Hilton has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Hilton of any franchise or other rights to Apple REIT Nine, Inc. shall not be construed as any expression of approval or disapproval. Hilton has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

STATUS OF THE OFFERING

We completed the minimum offering of Units (with each Unit consisting of one Common Share and one Series A Preferred Share) at $10.50 per Unit on May 14, 2008. We are continuing the offering at $11 per Unit in accordance with the prospectus. We registered to sell a total of 182,251,082 Units. As of November 30, 2010, 1,693,896 Units remained unsold. Our offering of Units expires on April 25, 2011, provided that the offering will be terminated if all of the Units are sold before then.

As of November 30, 2010, we had closed on the following sales of Units in the offering:

Price Per Unit	Number of Units Sold	Gross Proceeds	Proceeds Net of Selling Commissions and Marketing Expense Allowance
$10.50	9,523,810	$100,000,000	$90,000,000
$11.00	171,033,376	1,881,367,143	1,693,230,429

Total	180,557,186	$1,981,367,143	$1,783,230,429

RECENT DEVELOPMENTS

Recent Purchases

On November 30, 2010, through one of our indirect wholly-owned subsidiaries, we closed on the purchase of two hotels located in Holly Springs, North Carolina and Philadelphia (Malvern), Pennsylvania. On December 1, 2010, through one of our indirect wholly-owned subsidiaries, we closed on the purchase of a hotel located in Arlington, Texas. The aggregate gross purchase price for these hotels, which contain a total of 349 guest rooms, was approximately $45.8 million.

Further information about our recently purchased hotels is provided in other sections below.

Loan Assumptions

The purchase contract for one of the recently purchased hotels required us to assume a loan secured by the hotel. The total outstanding principal balance of the assumed loan is $7.9 million. The assumed loan has a non-recourse structure, which means that the lender generally must rely on the property, rather than the borrower, as the lender’s source of repayment in any collection action. There are exceptions to the non-recourse structure in certain situations, such as misappropriation of funds and environmental liabilities. In these situations, the lender would be permitted to seek repayment from the guarantor or indemnitor of the loan, which is one of our indirect wholly-owned subsidiaries.

Source of Funds and Related Party Payments

Our recent purchases, which resulted in our ownership of three additional hotels, were funded primarily by the proceeds from our ongoing offering of Units.

We have entered into a property acquisition and disposition agreement with Apple Suites Realty Group, Inc. to acquire and dispose of our real estate assets. A fee of 2% of the gross purchase price or gross sale price in addition to certain reimbursable expenses will be payable for these services. This entity is owned by Glade M. Knight, who is our Chairman and Chief Executive Officer. We used our offering proceeds to pay $915,600 to Apple Suites Realty Group, Inc., representing 2% of the gross purchase price for our recent purchases.

Overview of Owned Hotels

As a result of our recent purchases, we currently own 75 hotels, which are located in the states indicated in the map below:

ACQUISITIONS AND RELATED MATTERS

Each of our recently purchased hotels has been leased to one of our indirect wholly-owned subsidiaries, as the lessee, under a separate hotel lease agreement. For simplicity, the applicable lessee will be referred to below as the “lessee.”

Each hotel is managed under a separate management agreement between the applicable lessee and the manager. For simplicity, the applicable manager will be referred to below as the “manager.”

The hotel lease agreements and the management agreements are among the contracts described in another section below. The table below specifies the franchise, hotel owner, lessee and manager for our recently purchased hotels:

	Hotel Location	Franchise (a)	Hotel Owner/Lessor	Lessee	Manager
1.	Holly Springs, North Carolina	Hampton Inn	Apple Nine North Carolina, L.P.	Apple Nine Hospitality Management, Inc.	LBAM–Investor Group, L.L.C.
2.	Philadelphia (Malvern), Pennsylvania	Courtyard	Apple Nine Malvern Pennsylvania Business Trust	Apple Nine Hospitality Management, Inc.	White Lodging Services Corporation
3.	Arlington, Texas	Hampton Inn & Suites	Apple Nine Hospitality Ownership, Inc.	Apple Nine Hospitality Texas Services II, Inc.	Texas Western Management Partners, L.P.

Note for Table:

(a)	All brand and trade names, logos or trademarks contained, or referred to, in this prospectus supplement are the properties of their respective owners. These references shall not in any way be construed as participation by, or endorsement of, our offering by any of our franchisors or managers.

We have no material relationship or affiliation with the sellers or managers, except for the relationship resulting from our purchases, our management agreements for the hotels we own, and any related documents.

(Remainder of Page Intentionally Left Blank)

SUMMARY OF CONTRACTS
FOR OUR RECENTLY PURCHASED PROPERTIES

Hotel Lease Agreements

Each of our recently purchased hotels is covered by a separate hotel lease agreement between the owner (one of our indirect wholly-owned subsidiaries) and the applicable lessee (another one of our indirect wholly-owned subsidiaries, as specified in the previous section). Each lease provides for an initial term of 10 years. The applicable lessee has the option to extend its lease term for two additional five-year periods, provided it is not in default at the end of the prior term or at the time the option is exercised.

Each lease provides for annual base rent and percentage rent. The annual base rent is payable in advance in equal monthly installments and will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). Shown below are the annual base rent and the lease commencement date for our recently purchased hotels:

	Hotel Location	Franchise	Annual Base Rent	Date of Lease Commencement
1.	Holly Springs, North Carolina	Hampton Inn	$833,882	November 30, 2010
2.	Philadelphia (Malvern), Pennsylvania	Courtyard	1,355,043	November 30, 2010
3.	Arlington, Texas	Hampton Inn & Suites	661,496	December 1, 2010

The annual percentage rent depends on a formula that compares fixed “suite revenue breakpoints” with a portion of “suite revenue,” which is equal to gross revenue from guest rentals less sales and room taxes and credit card fees. The suite revenue breakpoints will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). Specifically, the annual percentage rent is equal to the sum of (a) 17% of all suite revenue for the year, up to the applicable suite revenue breakpoint; plus (b) 55% of the suite revenue for the year in excess of the applicable suite revenue breakpoint, as reduced by base rent paid for the year.

Management Agreements

Each of our hotels is being managed by the manager under a separate management agreement between the manager and the applicable lessee (which is one of our indirect wholly-owned subsidiaries, as specified in the previous section). The manager is responsible for managing and supervising the daily operations of the hotel and for collecting revenues for the benefit of the applicable lessee. The fees and other terms of these agreements are the result of commercial negotiations between otherwise unrelated parties. We believe that such fees and terms are appropriate for the hotels and the markets in which they operate.

Franchise Agreements

For the hotel franchised by Marriott International, Inc. or one of its affiliates, there is a relicensing franchise agreement between the lessee and Marriott International, Inc. or an affiliate. The relicensing franchise agreement provides for the payment of royalty fees and marketing contributions to the franchisor. A percentage of gross room revenues is used to determine these payments. In addition, we have caused Apple Nine Hospitality, Inc. or another one of our subsidiaries to provide a separate guaranty of the payment and performance of the lessee under the relicensing franchise agreement.

For the hotels franchised by Hilton Worldwide or one of its affiliates, there is a franchise license agreement between the applicable lessee and Hilton Worldwide or an affiliate. Each franchise license agreement provides for the payment of royalty fees and program fees to the franchisor. A percentage of gross room revenues is used to determine these payments. Apple Nine Hospitality, Inc. or another one of our subsidiaries has guaranteed the payment and performance of the lessee under the applicable franchise license agreement.

The fees and other terms of these agreements are the result of commercial negotiations between otherwise unrelated parties, and we believe that such fees and terms are appropriate for the hotels and the markets in which they operate. These agreements may be terminated for various reasons, including failure by the applicable lessee to operate in accordance with the standards, procedures and requirements established by the franchisors.

FINANCIAL AND OPERATING INFORMATION
FOR OUR RECENTLY PURCHASED PROPERTIES

Our hotels offer guest rooms and suites, together with related amenities, that are consistent with their operations. The hotels are located in developed or developing areas and in competitive markets. We believe the hotels are well-positioned to compete in their markets based on location, amenities, rate structure and franchise affiliation. In the opinion of management, each hotel is adequately covered by insurance. The following tables present further information about our hotels:

Table 1. General Information

	Hotel Location	Franchise	Number of Rooms/ Suites	Gross Purchase Price	Average Daily Rate (Price) per Room/ Suite (a)	Federal Income Tax Basis for Depreciable Real Property Component of Hotel (b)	Purchase Date
1.	Holly Springs, North Carolina	Hampton Inn	124	$14,880,000	$129-139	$13,260,000	November 30, 2010 (c)
2.	Philadelphia (Malvern), Pennsylvania	Courtyard	127	21,000,000	199-209	20,019,000	November 30, 2010
3.	Arlington, Texas	Hampton Inn & Suites	98	9,900,000	129-149	8,683,370	December 1, 2010

		Total	349	$45,780,000

Notes for Table 1:

(a)	The amounts shown are subject to change, and exclude discounts that may be offered to corporate, frequent and other select customers.

(b)

The depreciable life is 39 years (or less, as may be permitted by federal tax laws) using the straight-line method. The modified accelerated cost recovery system will be used for the hotel’s personal property component.

(c)	The date that the hotel was acquired was the date the hotel began operations.

Table 2. Loan Information (a)

	Hotel	Franchise	Assumed Principal Balance of Loan	Annual Interest Rate	Maturity Date
1.	Philadelphia (Malvern), Pennsylvania	Courtyard	$7,893,592	6.50%	October 1, 2032

Note for Table 2:

(a)

This table summarizes a loan that (i) pre-dated our purchase, (ii) is secured by our hotel, and (iii) was assumed by our purchasing subsidiary. The loan provides for monthly payments of principal and interest on an amortized basis.

Table 3. Operating Information (a)

PART A		Franchise	Avg. Daily Occupancy Rates (%)
			2005	2006	2007	2008	2009
	Hotel Location
1.	Holly Springs, North Carolina	Hampton Inn	n/a	n/a	n/a	n/a	n/a
2.	Philadelphia (Malvern), Pennsylvania	Courtyard	n/a	n/a	44%	59%	57%
3.	Arlington, Texas	Hampton Inn & Suites	n/a	n/a	45%	70%	61%

PART B		Franchise	Revenue per Available Room/Suite ($)
			2005	2006	2007	2008	2009
	Hotel Location
1.	Holly Springs, North Carolina	Hampton Inn	n/a	n/a	n/a	n/a	n/a
2.	Philadelphia (Malvern), Pennsylvania	Courtyard	n/a	n/a	$77	$94	$80
3.	Arlington, Texas	Hampton Inn & Suites	n/a	n/a	$47	$83	$68

Note for Table 3:

(a)

Operating data is presented for the last five years (or since the beginning of hotel operations). The hotel in Holly Springs has no data because it was under construction and not open at that time. See Table 1. General Information above for the date the hotel was acquired.

Table 4. Tax and Related Information

	Hotel Location	Franchise	Tax Year		Real Property Tax Rate (d)	Real Property Tax
1.	Holly Springs, North Carolina	Hampton Inn	2010 (a	)	0.9%	$9,004	(c)
2.	Philadelphia (Malvern), Pennsylvania	Courtyard	2010 (b	)	2.2%	123,252
3.	Arlington, Texas	Hampton Inn & Suites	2010 (a	)	2.6%	129,770

Notes for Table 4:

(a)	Represents a calendar year.

(b)	Represents two tax periods: 12-month period from July 1, 2010 through June 30, 2011 and calendar year.

(c)	The hotel property consisted of undeveloped land for a portion of the tax year, and the real property tax is not necessarily indicative of property taxes expected for the hotel in the future.

(d)	Property tax rate is an aggregate figure for county, city and other local taxing authorities (to the extent applicable).